SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2013
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(
Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F             Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2013, incorporated by reference herein:
Exhibit
99.1 Release dated October 22, 2013, entitled “GROUP RESULTS: KEY FEATURES”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: October 22, 2013
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Q1 2014 V Q1 2013
· Two-year wage settlement
· Flotation/ﬁne-grind commissioning underway
· Gold production down 6% to 33 597oz
· Operating proﬁt down to R72.0 million
REVIEW OF OPERATIONS
Group
Quarter Sep
2013
Quarter
Sep 2012
% change
Q1 2014
vs Q1 2013
Quarter Jun
2013
% change
Q1 2014
vs Q4 2013
Gold production
oz
33 597
35 815 (6) 35 559 (6)
kg
1 045
1 114 (6) 1 106 (6)
Gold sold
oz
36 394
37 905 (4) 32 826 11
kg
1 132
1 179 (4) 1 021 11
Cash operating costs
US$ per oz
1 164
1 151 1 1 105 5
ZAR per kg
373 433
305 265 22 336 809 11
All-in sustaining costs
US$ per oz
1 362
1 406 (3) 1 176 16
ZAR per kg
436 954
372 796 17 365 665 19
Average gold price received
US$ per oz
1 333
1 685 (21) 1 373 (3)
ZAR per kg
427 604
446 783 (4) 429 115 –
Operating proﬁt
ZAR million
72.0
173.7 (59) 96.2 (25)
Operating margin
%
13
32 (60) 22 (41)
All-in sustaining costs margin
%
(2)
17 (113) 15 (115)
EBITDA
ZAR million
27.6
114.7 (76) 101.5 (73)
Headline (loss)/earnings
ZAR million
(12.5)
77.2 (116) 34.0 (137)
ZAR cents per share
(3)
20 (116) 9 (137)
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
ISIN: ZAE 000058723
NYSE trading symbol: DRD
(“DRDGOLD” or “the company”)
GROUP RESULTS: KEY FEATURES
SHAREHOLDERS INFORMATION
Issued capital
385 383 767 ordinary no par value shares
6 205 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 388 971 724
REPORT TO
SHAREHOLDERS
FOR THE Q UARTER ENDED
30 SEPTEMBER 2013

2 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE QUARTER ENDED 30 SEPTEMBER 2013
STOCK TRADED
JSE
NYSE*
Average volume for the quarter per day ('000)
378
697
% of issued stock traded (annualised)
26
47
Price  • High
R 6.64
$0.647
• Low
R 4.81
$0.489
• Close
R 5.85
$0.572
* This data represents per share data and not ADS data – one ADS reﬂects 10 ordinary shares
MARKET CAPITALISATION
As at 30 September 2013
(ZARm)
2 254.5
As at 30 June 2013
(ZARm)
2 034.8
As at 30 September 2013
(US$m)
220.4
As at 30 June 2013
(US$m)
209.3
DEAR SHAREHOLDER
This quarter was all about our efforts to commission and integrate our new ﬂotation/ﬁne-grind circuit. Volume delivery into the plant was solid and the
ﬂotation circuit worked very well. The mills, however, were slow to get going. This meant that we created a very rich concentrate, which resulted in a bottleneck at the mills. This, in turn, had the effect that most of the gold in concentrate remained in concentrate.
In production terms, this meant lower gold production and higher unit costs. Our all-in sustaining costs were R436 954/kg and, for the ﬁrst time since the September 2010 quarter, the all-in sustaining costs margin was negative at -2%. The start-up issues we experienced with the mills have now been resolved.
Although the ﬂotation/ﬁne-grind circuit has introduced a layer of complexity into our operations – a set of thickeners and a dedicated high-grade leach and elution circuit – we are achieving consistency in the operation of the thickeners and our understanding of the workings of the high-grade leach is improving. We therefore remain committed to attaining our target of stable operation by December 2013.
While wage negotiations with the National Union of Mineworkers gave rise to a two-day strike by some 600 employees earlier this month – outside of the reporting period – I am pleased to report that the wage negotiating process during the quarter was expeditious and largely constructive, resulting ultimately in a settlement within budgeted parameters. We do not expect that the industrial action, which was peaceful, will have materially impacted on performance in the second quarter.
On the ﬁnancial front, operating proﬁt reduced as a result of higher costs, lower gold production and a lower average rand gold price received.
We therefore saw a decline in earnings before interest, taxes, depreciation and amortisation (“EBITDA”) and a headline loss of R12.5 million.

Q1 2014 v Q1 2013
OPERATIONAL REVIEW
Throughput for the quarter under review was 9% higher at 6 098 000t compared with the ﬁrst quarter of FY2013. This was due, as intimated above, to the on-going stabilisation of both the western circuit (previously described separately as the Crown/City Deep circuit) and the Elsburg tailings complex circuit, and consequent, continuing improvement in the operating parameters of the main Crown/Ergo pipeline.
The average yield, however, was 14% lower at 0.171g/t due both to the phasing out of sand material reporting to City Deep for milling and its replacement with 3L42 slimes material, and to the gold lock-up described above, associated with commissioning of the ﬂotation/ﬁne-grind circuit.
Consequently, gold production was lower at 33 597oz, compared to 35 815oz.
Cash operating costs rose to R373 433/kg from R305 265/kg and all-in sustaining costs increased to R436 954/kg. This was due mainly to the increase in throughput, lower gold production, an 8% increase by power utility Eskom in the annual electricity tariff, increases averaging 10% in the cost of various other consumables and provision for wage increments ﬂowing from the recently concluded two-year wage agreement with the National Union of
Mineworkers, which are backdated to July 2013.
Capital expenditure was 34% lower at R52.3 million, reﬂecting completion of the construction of the ﬂotation/ﬁne-grind circuit.
FINANCIAL REVIEW
Revenue was 8% lower at R484.0 million due to the lower gold production and a 4% decline both in gold sold to 36 394oz and in the average rand gold price received to R427 604/kg.
After accounting for the increase in cash operating and all-in sustaining costs, operating proﬁt was 59% lower at R72.0 million.
The operating margin was 60% lower at 13% and the all-in sustaining costs margin negative at -2%.
EBITDA declined by 76% to R27.6 million and a headline loss of R12.5 million, or 3 South African cents per share (SA cps), was recorded compared with headline earnings of R77.2 million or 20 SA cps.
Q1 2014 v Q4 2013
OPERATIONAL REVIEW
Throughput, quarter-on-quarter, improved by 5% from 5 824 000t but the average yield declined by 10% from 0.190g/t, resulting in a 6% drop in gold production to 33 597oz. Reasons for these quarter-on-quarter movements are detailed in the Q1 2014 v Q1 2013 comparison above.
Cash operating costs increased by 11% from R336 809/kg and all-in sustaining costs by 19% from R365 665/kg while capital expenditure declined by 29% from R73.8 million.
FINANCIAL REVIEW
Gold revenue rose 10% from R438.1 million quarter on quarter due to an 11% increase in gold sold from 32 826oz. The average rand gold price received was virtually unchanged at R427 604/kg. After accounting for the increases in cash operating costs, however, operating proﬁt decreased by 25% from
R96.2 million.
The operating margin was 41% lower at 13% and the all-in sustaining costs margin was negative at -2%.
EBITDA was down 73% from R101.5 million and the headline loss of -3 SA cents was recorded, compared with headline earnings of R34 million, or
9 SA cps previously.
LOOKING AHEAD
As previously reported, commissioning and integration of the ﬂotation/ﬁne-grind circuit will continue during the second quarter, with completion expected by December. While some impact on production in the second quarter is expected, this should be less substantial than in the quarter under review. During this time we will, of course, seek to offset this impact by paying close attention to all other operating parameters, not least costs.
Niël Pretorius
Chief executive ofﬁcer

22 October 2013

4 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE QUARTER ENDED 30 SEPTEMBER 2013
The condensed consolidated ﬁnancial statements are prepared in accordance with the framework concepts and recognition and measurement principles of International Financial Reporting Standards (“IFRS”) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and
Financial Reporting Pronouncements as issued by Financial Reporting Standards Council. The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual ﬁnancial statements for the year ended 30 June 2013.
CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Quarter
Sep 2013
Rm
Unaudited
Quarter
Sep 2012
Rm
Unaudited
Quarter
Jun 2013
Rm
Unaudited
Gold and silver revenue
484.0
526.8 438.1
Net operating costs
(412.0)
(353.1) (341.9)
Cash operating costs
(390.2)
(340.1) (372.5)
Movement in gold in process
(21.8)
(13.0) 30.6
Operating proﬁt
72.0
173.7 96.2
Depreciation
(36.4)
(34.2) (41.0)
Movement in provision for environmental rehabilitation
(4.0)
(10.0) 30.0
Environmental rehabilitation costs
(10.7)
(17.2) (4.2)
Retrenchment costs
(2.4)
– –
Care-and-maintenance costs
(5.1)
(8.8) 0.9
Other operating income/(expenses)
1.9
(7.2) (9.2)
Gross proﬁt from operating activities
15.3
96.3 72.7
Impairments
(0.8)
– (238.0)
Corporate and administration expenses
(23.3)
(18.0) (19.1)
Share-based payments
(0.8)
(0.3) (1.2)
Proﬁt on disposal of assets
–
2.5 8.1
Net ﬁnance (expense)/income
(6.0)
29.6 (23.9)
(Loss)/proﬁt before taxation
(15.6)
110.1 (201.4)
Taxation
(4.6)
(16.8) 3.3
(Loss)/proﬁt after taxation
(20.2)
93.3 (198.1)
Attributable to:
Equity owners of the parent
(13.3)
78.6 (174.5)
Non-controlling interest
(6.9)
14.7 (23.6)
(20.2)
93.3 (198.1)
Other comprehensive income
Foreign exchange translation and other
0.5
4.9 2.1
Net gain on disposal of an available-for-sale ﬁnancial asset reclassiﬁed to proﬁt or loss
–
0.3 –
Reclassiﬁcation of fair-value adjustment on available-for-sale investments to proﬁt or loss
–
– 101.3
Mark-to-market of available-for-sale investments
–
(36.3) (23.4)
Total comprehensive income for the period
(19.7)
62.2 (118.1)
Attributable to:
Equity owners of the parent
(12.8)
47.5
(95.5)
Non-controlling interest
(6.9)
14.7
(22.6)
(19.7)
62.2
(118.1)

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Quarter
Sep 2013
Rm
Unaudited
Quarter
Sep 2012
Rm
Unaudited
Quarter
Jun 2013
Rm
Unaudited
Reconciliation of headline (loss)/earnings
Net (loss)/proﬁt
(13.3)
78.6
(174.5)
Adjusted for
– Impairments
0.8
–
238.0
– Proﬁt on disposal of assets
–
(2.5)
(8.1)
– Non-controlling interest in headline earnings adjustment
–
0.6
(13.8)
– Taxation thereon
–
0.5
(7.6)
Headline (loss)/earnings
(12.5)
77.2
34.0
Headline (loss)/earnings per share – cents
(3)
20
9
Basic (loss)/earnings per share – cents
(4)
21
(46)
Diluted headline (loss)/earnings per share – cents
(3)
20
9
Diluted basic (loss)/earnings per share – cents
(3)
21
(45)
Calculated on the weighted average ordinary shares issued of :
379 178 208
379 178 208
379 178 208
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at
30 Sep 2013
Rm
As at
30 Jun 2013
Rm
As at
30 Sep 2012
Rm
Unaudited
Audited
Unaudited
Assets
Non-current assets
2 087.2
2 066.3 1 999.0
Property, plant and equipment
1 775.7
1 756.3 1 692.8
Non-current Investments and other assets
129.2
130.1 125.7
Environmental rehabilitation trust funds and investments
180.8
177.0 174.1
Deferred tax asset
1.5
2.9 6.4
Current assets
587.9
604.8 712.8
Inventories
124.9
138.8 91.8
Trade and other receivables
131.7
88.8 211.1
Cash and cash equivalents
331.3
377.2 409.9
Total assets
2 675.1
2 671.1 2 711.8
Equity and liabilities
Equity
1 575.7
1 648.3 1 657.6
Equity of the owners of the parent
1 361.3
1 427.0 1 416.2
Non-controlling interest
214.4
221.3 241.4
Non-current liabilities
725.2
777.0 753.6
Loans and borrowings
75.5
143.3 166.0
Post-retirement and other employee beneﬁts
9.1
8.7 6.1
Provision for environmental rehabilitation
537.3
524.3 513.8
Deferred tax liability
103.3
100.7 67.7
Current liabilities
374.2
245.8 300.6
Trade and other payables
281.8
221.5 269.8
Loans and borrowings
92.4
24.3 30.8
Total equity and liabilities
2 675.1
2 671.1 2 711.8

6 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE QUARTER ENDED 30 SEPTEMBER 2013
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Quarter
Sep 2013
Rm
Unaudited
Quarter
Sep 2012
Rm
Unaudited
Quarter
Jun 2013
Rm
Unaudited
Balance at the beginning of the period
1 648.3
1 633.9 1 765.8
Share capital issued
–
(0.3) –
– for costs
–
(0.3) –
Increase in share-based payment reserve
0.2
0.3 0.3
Net (loss)/proﬁt attributable to equity owners of the parent
(13.3)
78.6 (174.5)
Net (loss)/proﬁt attributable to non-controlling interest
(6.9)
14.7 (23.6)
Dividends paid on ordinary share capital
(53.1)
(38.5) –
Treasury shares recognised/acquired
–
– 0.3
Fair-value adjustment on available-for-sale investments
–
(36.3) (23.4)
Reclassiﬁcation of fair-value adjustment on available-for-sale investments to proﬁt or loss
–
– 101.3
Other comprehensive income
0.5
5.2 2.1
Balance at the end of the period
1 575.7
1 657.6 1 648.3
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Quarter
Sep 2013
Rm
Unaudited
Quarter
Sep 2012
Rm
Unaudited
Quarter
Jun 2013
Rm
Unaudited
Net cash inﬂow from operations
11.2
32.0 77.5
Net cash outﬂow from investing activities
(57.1)
(85.3) (109.6)
Net cash in/(out)ﬂow from ﬁnancing activities
–
164.7 (1.1)
Loans and other
–
164.7 (1.1)
(Decrease)/increase in cash and cash equivalents
(45.9)
111.4 (33.2)
Foreign exchange movement
–
– 0.1
Opening cash and cash equivalents
377.2
298.5 410.3
Closing cash and cash equivalents
331.3
409.9 377.2
Reconciliation of net cash inﬂow from operations
(Loss)/proﬁt before taxation
(15.6)
110.1 (201.4)
Adjusted for:
Movement in gold in process
21.8
13.0 (30.6)
Depreciation and impairment
37.2
34.2 279.0
Movement in provision for environmental rehabilitation
4.0
10.0 (30.0)
Share-based payments
0.8
0.3 1.2
Proﬁt on disposal of assets
–
(2.5) (8.1)
Finance expense and unwinding of provisions
9.2
1.1 31.9
Growth in environmental trust funds
(1.1)
(1.5) (1.4)
Other non-cash items
1.1
(1.9) 10.6
Taxation paid
–
7.0 (5.8)
Working capital changes
(46.2)
(137.8) 32.1
Net cash inﬂow from operations
11.2
32.0 77.5

ERGO KEY OPERATING AND FINANCIAL RESULTS (unaudited)
Ore milled (’000t) (metric) (imperial)
Sep 2013 Qtr
6 098
6 721
Jun 2013 Qtr 5 824 6 419
Yield (g/t) (oz/t) (metric) (imperial)
Sep 2013 Qtr
0.171
0.005
Jun 2013 Qtr 0.190 0.006
Gold produced (kg) (oz) (metric) (imperial)
Sep 2013 Qtr
1 045
33 597
Jun 2013 Qtr 1 106 35 559
Cash operating costs (ZAR/kg) (US$/oz)
Sep 2013 Qtr
373 433
1 164
Jun 2013 Qtr 336 809 1 105
Cash operating costs (ZAR/t) (US$/t)
Sep 2013 Qtr
64
6
Jun 2013 Qtr 64 6
Gold and silver revenue (ZAR million) (US$ million)
Sep 2013 Qtr
484.0
48.5
Jun 2013 Qtr 438.1 45.1
Operating proﬁt (ZAR million) (US$ million)
Sep 2013 Qtr
72.0
7.2
Jun 2013 Qtr 96.2 9.3
Capital expenditure (ZAR millions) (US$ million)
Sep 2013 Qtr
52.3
5.2
Jun 2013 Qtr 73.8 7.6
ALL-IN SUSTAINING COSTS RECONCILIATION (unaudited)
R million unless otherwise stated
Net operating costs
Sep 2013 Qtr
412.0
Jun 2013 Qtr 341.9
Corporate, administration and other expenses
Sep 2013 Qtr
22.3
Jun 2013 Qtr 29.5
Rehabilitation and remediation (accretion and amortisation)
Sep 2013 Qtr
13.2
Jun 2013 Qtr 2.0
Capital expenditure (sustaining)
Sep 2013 Qtr
9.2
Jun 2013 Qtr 31.1
All-in sustaining costs*
Sep 2013 Qtr
456.7
Jun 2013 Qtr 404.5
Retrenchment costs
Sep 2013 Qtr
2.4
Jun 2013 Qtr –
Rehabilitation and remediation (not related to current operations)
Sep 2013 Qtr
10.7
Jun 2013 Qtr 4.2
Care-and-maintenance costs
Sep 2013 Qtr
5.1
Jun 2013 Qtr (0.9)
Capital expenditure (non-sustaining)
Sep 2013 Qtr
43.8
Jun 2013 Qtr 47.5
All-in costs*
Sep 2013 Qtr
518.7
Jun 2013 Qtr 455.3
All-in sustaining costs (R/kg)
Sep 2013 Qtr
436 954
Jun 2013 Qtr 365 665
All-in sustaining costs (US$/oz)
Sep 2013 Qtr
1 362
Jun 2013 Qtr 1 176
All-in costs (R/kg)
Sep 2013 Qtr
496 320
Jun 2013 Qtr 411 664
All-in costs (US$/oz)
Sep 2013 Qtr
1 547
Jun 2013 Qtr 1 319
* All-in cost deﬁnitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013

8 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE QUARTER ENDED 30 SEPTEMBER 2013
DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief executive ofﬁcer),
CC Barnes (Chief ﬁnancial ofﬁcer)
Independent non-executives: GC Campbell* (Non-executive chairman),
RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu
FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS
OR CRAIG BARNES AT:
niel.pretorius@drdgold.com, craig.barnes@drdgold.com
Web: http://www.drdgold.com
Quadrum Ofﬁce Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg 1700 • South Africa
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June
2012, which we ﬁled with the United States Securities and Exchange Commission on 26 October 2012 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-
looking statements included in this report have not been reviewed and reported on by DRDGOLD’s auditors.